**Primary Business Name: BIDS TRADING L.P.**                    **BD Number: 141296**

**BD - AMENDMENT**

**06/25/2021 10/19/2021**

## BD - DIRECT OWNERS/EXECUTIVE OFFICERS

Are there any indirect owners of the *applicant* required to be reported on Schedule B?

**Y e s    N o**

Ownership Codes: NA - less than 5%          B - 10% but less than 25% D - 50% but less than 75% A - 5% but less than 10% C - 25% but less than 50% E - 75% or more

| Full Legal Name | DE/FE/I | Title or Status | Date Acquired | Own. Code | Control Person | PR | CRD #(or S.S.No., IRS Tax #, Emp. ID) |
|---|---|---|---|---|---|---|---|
| BIDS HOLDINGS GP LLC | DE | GENERAL PARTNER | 06/2006 | NA | Y | N | 20-5087280 |
| BIDS HOLDINGS L.P. | DE | SOLE LIMITED PARTNER | 06/2006 | E | Y | N | 20-5087370 |
| HARKINS, BRYAN MICHAEL | I | PRESIDENT | 03/2021 | NA | Y | N | 4285099 |
| LAZO, THEODORE RICHARD | I | CHIEF LEGAL OFFICER & CHIEF COMPLIANCE OFFICER | 01/2020 | NA | N | N | 7215911 |
| LEE, JAMES A | I | ACTING PRESIDENT AND PRODUCT MANAGER/COO | 0610/20 062021 | NA | N | N | 5185439 |
| SHAY, MARYBETH | I | VICE PRESIDENT, SALES & MARKETING | 10/2007 | NA | Y | N | 2040245 |
| SMITH, BRIAN PATRICK | I | CHIEF COMPLIANCE OFFICER | 02/2008 | NA | N | N | 2866603 |